CROWN HOLDINGS, INC.

14025 Riveredge Drive, Suite 300

Tampa, Florida 33637

Telephone: (215) 698-5100

January 23, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Filing Desk

Re:	Crown Holdings, Inc.

Withdrawal of Request for Acceleration of Registration Statement on Form S-4

File No. 333-291765

Ladies and Gentlemen:

Crown Holdings, Inc. (the “Company”) hereby withdraws its request, dated January 21, 2026, that the Registration Statement on Form S-4 (File No. 333-291765) (the “Registration Statement”) become effective on Friday, January 23, 2026, at 2:00 p.m., New York City time, or as soon thereafter as practicable. The Company is no longer requesting that the Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Ian Hartman of Dechert LLP at (215) 994-2277.

Sincerely, CROWN HOLDINGS, INC.

/s/ Kevin C. Clothier
Name: Kevin C. Clothier Title: Senior Vice President and Chief Financial Officer

[Signature Page to the Acceleration Request Withdrawal]